Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, Greencity Acquisition Corporation
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares, warrants, and unit of Greencity Acquisition Corporation (the Company), effective at the opening of the trading session on July 20, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(4).
The Company was notified of the Staff determination on May 22, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on June 1, 2023. The Staff determination to delist the Company securities became final on June 1, 2023.